United States securities and exchange commission logo





                               January 14, 2021

       Kai Cheong Wong
       Chief Executive Officer
       AsiaFin Holdings Corp.
       Suite 30.02, 30th Floor, Menara KH (Promet)
       Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

                                                        Re: AsiaFin Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 17,
2020
                                                            File No. 333-251413

       Dear Mr. Wong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 17, 2020

       Risk Factors, page 4

   1. The description of the experience of your chief executive officer and directors on page
                                                        25 and your operations
in Hong Kong and Malaysia appear to indicate that your chief executive officer and
directors are located outside of the United States. Please include risk factor disclosure
pertaining to the difficulty that U.S. stockholders may face in effecting service of
process against your officers and directors, enforcing judgments obtained in U.S. courts
or foreign courts based on the civil liability provisions of the U.S.
                                                        federal securities laws
against them, and bringing an original action in foreign courts to enforce liabilities
based on the U.S. federal securities laws against them.
 Kai Cheong Wong
FirstName  LastNameKai
AsiaFin Holdings Corp. Cheong Wong
Comapany
January 14,NameAsiaFin
            2021       Holdings Corp.
January
Page 2 14, 2021 Page 2
FirstName LastName
Business Information, page 17

2. Your disclosure here provides that your subsidiary in Hong Kong functions as your
         "current regional hub, carrying out the majority of [your] physical operations." Yet disclosure throughout the rest of your filing indicates that your "operating office [is]
         in Menara KH, Malaysia" and that you have no other physical offices or operations elsewhere. Please revise your disclosure to reconcile these inconsistencies.
         Additionally, please revise your disclosure here to describe the effect of existing or probable government regulations upon your business as a result of your operations in
         China and Malaysia. This disclosure should cover all relevant PRC and Malaysian regulations, including regulations relating to foreign investment as well as regulations that are particular to the industry in which you are and will be operating. Refer to Item
         101(h)(4)(ix) of Regulation S-K. Further, please add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China.
Description of Business, page 17

3. Please substantially revise your Description of Business section as well as the disclosure throughout your prospectus to disclose the precise status of your business with respect
         to your consulting services in the    Focus Solutions    areas of
Unattended Payment
         Kiosk    and    Payment Processing.    As currently written, it is
unclear whether you are
         currently engaged in such operations, or whether you intend to engage in such operations in the future. In this regard, we note that your disclosure in the Management's Discussion and Analysis section, prospectus cover page, and on page 1 of your Prospectus Summary section suggests that you currently provide consultancy services in the focus area of
         Unattended Payment Kiosk and Payment Processing and that you have earned revenue from such services for the fiscal year ended August 31, 2020. By contrast, however, your disclosure in your Description of Business section under the sub-headings "Payment
         Processing" on page 17, "Unattended Payment Kiosk" on page 18, and "Future Plans" on page 18 suggests that you only intend to provide consulting services in these focus areas and plan to develop your Payment Processing and Unattended Payment Kiosk focus areas in the future. Further, your risk factors state that you are still in the process of
         developing an    effective business plan,    do not have a
definitive marketing plan to
         acquire customers,    "have no arrangements in place . . . to be able
to fully implement
         [y]our business plan,    and, therefore, suggest that all focus areas
of your business are still
         in the development stage.
4. We note your disclosure on page F-10 indicating that Customer A and Customer B accounted for 61% and 39% of your revenue, respectively, for your fiscal year ended
         August 31, 2020. Based on the disclosure in Notes 5 and 10 to the financial statements, it appears that these customers may be related parties. If so, please revise your disclosure where you discuss your customers and revenues to identify such customers and clearly state that your only customers to date are related parties. Please also discuss the services
 Kai Cheong Wong
AsiaFin Holdings Corp.
January 14, 2021
Page 3
         provided to such customers, so investors can understand how they relate to your current business plan. Please also tell us whether you have a contract with such customers for additional services.
5. Please discuss your relationship with the vendors discussed in Note 12 to the financial statements, including what role they play in the market research and consultancy services provided to your customers and what you are purchasing from these vendors. In this regard, we note that the purchase amount from the vendor is a substantial percentage of the revenues generated from your customers. Please also disclose whether the vendors are related parties or are otherwise affiliated with the company.
Selling Shareholders, page 21

6. Please revise this section to provide disclosure responsive to Item 507 of Regulation S-K, including the nature of any material relationship which any selling security holder has had within the past three years with you or your affiliates. In this regard, we note that your disclosure in the "Certain Relationships and Related Transactions" section on page 28 appears to suggest that every selling shareholder included in your selling shareholder table on page 21 is a related person and/or entity that had or will have a material relationship with your company. To the extent any of your selling shareholders has a material relationship with you or any of your affiliates, please revise the Selling
         Shareholders section to reflect this.
Plan of Distribution
Procedures for Subscribing (Shares offered by us,    The Company   ), page 22

7. Please clarify whether you have any plans to place any proceeds of the offering in escrow. In this regard, we note the disclosure on your cover page, disclosing that proceeds of the offering from the sale of your common stock will be placed directly into your company's "account and or the account of one of its subsidiaries." Yet your disclosure here and in your subscription agreement suggests that you may be using an escrow agent in connection with this offering. Please advise and reconcile as appropriate.
Certain Relationships and Related Transactions, page 28

8. Please ensure that you provide all information required by Item 404 of Regulation S-K for each disclosed transaction. In this regard, please ensure that you include the name of each related person, disclose the basis on which the person is a related person, the related
       person   s interest in the transaction, the approximate dollar value of the amount involved,
       and the approximate dollar value of the amount of the related person   s
interest in each
       transaction. We further note related party transactions with Insite MY Systems Sdn Bhd,
FirstName LastNameKai Cheong Wong
       GLS IT Solutions Sdn Bhd, and SEATech Ventures (HK) Limited in Note 10 to your
Comapany    NameAsiaFin
       financial statementsHoldings   Corp.
                             that are not disclosed here. Please revise this
section to disclose these
       transactions  and
January 14, 2021 Page 3 provide the information required by Item 404. FirstName LastName
 Kai Cheong Wong
FirstName  LastNameKai
AsiaFin Holdings Corp. Cheong Wong
Comapany
January 14,NameAsiaFin
            2021       Holdings Corp.
January
Page 4 14, 2021 Page 4
FirstName LastName
Notes to Consolidated Financial Statements
Note 1. Organazation and Business Background, page F-7

9. You disclose that on December 18, 2019, you acquired 100% of the equity interests in
         AsiaFIN Holdings Corp. and on December 23, 2019, AsiaFIN Holdings Corp. acquired
         AsiaFIN Holdings Limited. Regarding these acquisitions, please provide all of the disclosures required by ASC 805-10-50.
Exhibits

10. Please have your independent registered public accounting firm correct its consent filed as exhibit 23.1. The consent references the registration statement on Form S-1 of AsiaFIN
         Holdings Corp., Limited, but it appears that it should reference the registrant, AsiaFIN
         Holdings Corp.
General

11. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) or
         Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
12. We note that you have nominal operations and assets (or assets consisting solely of cash or cash equivalents). It appears, therefore, that you are a shell company as defined under
         Rule 405 of the Securities Act of 1933. Please revise your filing, including the cover page and Prospectus Summary, to disclose that you are a shell company as defined under the
         Securities Act; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. In particular, please ensure you discuss the resale limitations of Rule 144(i) in your filing. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.
 Kai Cheong Wong
FirstName  LastNameKai
AsiaFin Holdings Corp. Cheong Wong
Comapany
January 14,NameAsiaFin
            2021       Holdings Corp.
January
Page 5 14, 2021 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at (202) 551-3308 or Angela Lumley at (202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.




                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services